XL CAPITAL ASSURANCE INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF JUNE 30, 2003 AND DECEMBER 31, 2002 AND FOR THE PERIODS ENDED JUNE 30, 2003 AND 2002

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Balance Sheets
(UNAUDITED)
(U.S. Dollars in thousands except number of shares and per share amounts)

	June 30,	December 31,
	2003	2002

Assets

Investments:
Fixed maturities available for sale, at fair value
(amortized cost: 2003 - $131,929; 2002 - $110,927)	$137,763	$115,301
Short-term investments, at fair value, which
approximates cost	5,079	20,153

Total investments	142,842	135,454

Cash and cash equivalents	77,470	44,714
Premiums receivable	3,043	2,713
Accrued investment income	1,578	1,375
Reinsurance balances recoverable on unpaid losses	19,386	9,594
Prepaid reinsurance premiums	221,477	151,950
Deferred Federal income tax benefit	5,727	5,003
Intangible assets - acquired licenses	11,529	11,529
Other assets	9,429	7,564

Total assets	$492,481	$369,896

Liabilities and Shareholder's Equity

Liabilities:
Deferred premium revenue	$239,979	$163,129
Unpaid losses and loss adjustment expenses	19,704	10,380
Deferred ceding commissions, net	21,227	11,654
Reinsurance premiums payable	40,149	19,441
Accounts payable and accrued expenses	20,220	12,541
Intercompany payable to affiliates	10,195	10,289

Total liabilities	351,474	227,434

Shareholder's Equity:
Common stock (par value $7,500 at June 30, 2003
and December 31, 2002, 2,000 shares authorized, issued and
outstanding at June 30, 2003 and December 31, 2002)	15,000	15,000
Additional paid-in capital	139,154	139,154
Accumulated other comprehensive income (Net of deferred
Federal income tax liability of: 2003 - $2,005; 2002 - $1,562)	3,829	2,812
Accumulated deficit	(16,976)	(14,504)

Total shareholder's equity	141,007	142,462

Total liabilities and shareholder's equity	$492,481	$369,896

            See notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Operations and Comprehensive Income
(UNAUDITED)
(U.S. Dollars in thousands)

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Revenues
Gross premiums written	$77,886	$73,526	$111,126	$88,054
Ceded premiums written	(70,316)	(67,256)	(101,150)	(79,951)

Net premiums written	7,570	6,270	9,976	8,103
Change in deferred premium revenue	(6,041)	(5,717)	(7,323)	(6,978)

Net premiums earned (Net of ceded earned premium for the	1,529	553	2,653	1,125
six months of $31,623 in 2003 and $11,346 in 2002)
Net investment income	1,480	1,317	2,854	2,916
Net realized gains on investments	258	439	196	574
Net realized and unrealized gains (losses) on credit derivatives	711	(2)	971	184

Total revenues	3,978	2,307	6,674	4,799

Expenses
Net losses and loss adjustment expenses (net of ceded losses	529	139	888	282
and loss adjustment expenses for the six months of
$9,872 in 2003 and $2,235 in 2002)
Net operating expenses	3,075	4,071	9,422	10,177

Total expenses	3,604	4,210	10,310	10,459

Income (Loss) before Federal income tax expense (benefit)	374	(1,903)	(3,636)	(5,660)

Deferred Federal income tax expense (benefit)	446	(750)	(1,164)	(1,987)

Net loss	(72)	(1,153)	(2,472)	(3,673)

Other comprehensive income, net of tax	1,077	1,060	1,017	504

Comprehensive income (loss)	$1,005	$(93)	$(1,455)	$(3,169)

            See notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Changes in Shareholder’s Equity
(UNAUDITED)
(U.S. Dollars in thousands)

	Six months ended	Year ended
	June 30,	December 31,
	2003	2002

Common Shares
Number of shares, beginning of year	2,000	2,000

Number of shares, end of period	2,000	2,000

Common Stock
Balance - beginning of year	$15,000	$15,000

Balance - end of period	15,000	15,000

Additional Paid-In Capital
Balance - beginning of year	139,154	119,154
Capital contribution	—-	20,000

Balance - end of period	139,154	139,154

Accumulated Other Comprehensive Income
Balance - beginning of year	2,812	1,054
Net change in unrealized appreciation of investments, net of
deferred Federal tax expense of $443 in 2003 and $970 in 2002	1,017	1,758

Balance - end of period	3,829	2,812

Accumulated deficit
Balance - beginning of year	(14,504)	(9,255)
Net loss	(2,472)	(5,249)

Balance - end of period	(16,976)	(14,504)

Total shareholder's equity	$141,007	$142,462

    See notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Condensed Consolidated Statements of Cash Flows
(UNAUDITED)
(U.S. Dollars in thousands)

	Six months ended	Six months ended
	June, 30	June, 30
	2003	2002

Cash provided by operating activities:
Net loss	$(2,472)	$(3,673)
Adjustments to reconcile net loss to net cash provided by
operating activities
Net realized gains on sale of investments	(196)	(574)
Net realized and unrealized gains on credit derivatives	(431)	(6)
Amortization of premium on bonds	479	245
(Decrease) increase in unpaid losses and loss adjustment expenses, net	(468)	341
Increase in deferred premium revenue	7,323	6,978
Deferred ceding commissions, net	9,573	8,029
Increase in reinsurance premiums payable	20,708	32,919
Increase in premiums receivable	(330)	(751)
Increase in accrued investment income	(203)	(649)
Deferred Federal income tax liability	(1,164)	(1,987)
Increase in accounts payable and accrued expenses	6,147	1,254
Decrease in intercompany payable to affiliates	(94)	(5,481)
Other	95	444

Total adjustments	41,439	40,762

Net cash provided by operating activities	38,967	37,089

Cash flows from investing activities:
Proceeds from sale of fixed maturities and short term investments	38,284	20,196
Proceeds from maturity of fixed maturities and short term investments	26,129	110,297
Purchase of fixed maturities and short term investments	(70,624)	(142,551)
Payable for securities purchased	—	(11,417)

Net cash used in investing activities	(6,211)	(23,475)

Cash flows from financing activities:
Capital contribution	—	20,000

Net cash provided by financing activities	—	20,000

Increase in cash and cash equivalents	32,756	33,614

Cash and cash equivalents - beginning of year	44,714	39,204

Cash and cash equivalents - end of period	$77,470	$72,818

            See notes to condensed consolidated financial statements.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

1. Organization and Ownership

XL Capital Assurance Inc. and subsidiary (the “Company”) is a wholly owned subsidiary of XL Reinsurance America Inc. (“XL RE AM”), formerly known as NAC Reinsurance Corporation, which is an indirect wholly owned subsidiary of X.L. America, Inc. (“XLA”). XLA is an indirect wholly owned subsidiary of XL Insurance (Bermuda) Ltd. (“XL Insurance”). XL Insurance is an indirect wholly owned subsidiary of XL Capital Ltd. (“XL Capital”), a holding company incorporated in the Cayman Islands. XLA is XL Capital’s U.S. holding company.

The Company is an insurance company domiciled in the State of New York. The Company is engaged in the business of providing credit enhancement by writing financial guaranty insurance policies on asset-backed structured finance, essential infrastructure project finance, future flow, public finance transactions, and credit default swap obligations. The Company issued its first insurance contract in December 2000.

The Company was formed on September 13, 1999 and became licensed as a financial guaranty insurer in New York upon its merger with an affiliate, X.L. Risk Solutions, Inc. on September 30, 1999.

On February 22, 2001 XL RE AM acquired all the outstanding shares of The London Assurance of America, Inc. (“LAA”). LAA was incorporated in New York on July 25, 1991. Prior to its purchase by XL RE AM, LAA was a New York-domiciled property and casualty insurance company that was licensed in 44 states and the District of Columbia. The business previously underwritten through LAA, together with all the liabilities of LAA, was reinsured effective July 1, 2000 to an affiliate of LAA under a reinsurance, assignment and assumption agreement. XL RE AM caused the Company to merge with and into LAA on the day of the acquisition (with LAA as the surviving entity) and for LAA to simultaneously change its name to XL Capital Assurance Inc.

On May 15, 2002, the Company capitalized XL Capital Assurance (U.K.) Limited, (“XLCA-UK”), an insurance company organized under the laws of England. XLCA-UK is a direct wholly owned subsidiary of the Company.

2. Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Company and its subsidiary and are unaudited. The results include the consolidation of XLCA-UK, accounted for as a subsidiary with effect from April 24, 2002. In the opinion of management, all adjustments, which include only normal recurring adjustments, necessary for a fair statement of the financial position, results of operations and cash flows at June 30, 2003 and for all periods presented, have been made and all significant intercompany accounts and transactions have been eliminated.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company’s December 31, 2002 consolidated financial statements and notes thereto. The accompanying condensed consolidated balance sheet as of December 31, 2002 was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended June 30, 2003 and 2002 are not necessarily indicative of the operating results for the full year. Certain prior period balances have been reclassified to conform with current period’s presentation.

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

2. Basis of Presentation and Consolidation (continued)

The preparation of condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any such adjustments are reflected in income in the period in which the adjustments are made. The financial statement estimates subject to most uncertainty are estimates for loss reserves and calculation of the fair value of credit default swap instruments.

3. Credit Default Swaps

Credit default swaps are recorded at fair value which is determined using a model developed by the Company and is dependent upon a number of factors including changes in interest rates, credit spreads, changes in credit quality, expected recovery rates and other market factors. The change resulting from movements in these factors is unrealized as the credit default swaps are not traded to realize this value and is included in net realized and unrealized gains and losses on credit derivatives. Other elements of the change in fair value are based upon pricing established at the inception of the contract. Credit default swaps are considered by the Company to be, in substance, financial guaranty contracts as the Company has the intent to hold them to maturity.

The credit default swap portfolio is structured pools of corporate obligations that were awarded investment grade ratings at the deals’ inception. At June 30, 2003, approximately 83% of the portfolio was rated AAA with the remaining 17% allocated to other investment grade ratings. The weighted average term of the contracts in force was approximately 4.75 years, and the credit default swaps represented approximately 15% of the Company’s credit enhancement par exposure at June 30, 2003. The portfolios are currently performing as expected.

The net fair value adjustment for the six-month periods ended June 30, 2003 and 2002 was an unrealized gain of $431,113 and an unrealized loss of $5,657, respectively. The components of the Company’s net credit default swap asset and liability at June 30, 2003 and December 31, 2002 were as follows:

	At June 30, 2003	At December 31, 2002

Asset

Gross Credit Derivative Gains	$3,294,881	$27,498
Reinsurance	2,929,103	21,098

Net Asset	$365,778	$6,400

Liability

Gross Credit Derivative Losses	$6,069,007	$7,447,219
Reinsurance	5,442,214	6,748,691

Net Liability	$626,793	$698,528

4. Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

4. Recent Accounting Pronouncements (continued)

(“SFAS No. 148”). SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” (SFAS No. 123”) to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the prior disclosure guidance and requires prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The Company’s ultimate parent, XL Capital Ltd, recorded option expense for options granted on behalf of its subsidiaries subsequent to January 1, 2003, in accordance with SFAS No. 123, as amended by SFAS No. 148. The effect of the adoption of SFAS No. 148 was insignificant.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities” (“VIEs”). FIN 46 establishes a consolidation policy for those entities where a voting interest consolidation policy is considered appropriate. The key determining factors of whether FIN 46 is applied is the amount, nature, and characteristics of the entity’s equity investment at risk. Additionally, FIN 46 requires that the Company disclose the nature, purpose, size and activities of the variable interest entities and the maximum exposure to loss. The consolidation requirements of this standard apply to all variable interest entities created after January 31, 2003. For VIEs in which an enterprise holds a variable interest that it acquired prior to February 1, 2003, the Interpretation is effective in the first fiscal year or interim period beginning after June 15, 2003.

In underwriting financial guaranty insurance, the Company believes the risk of loss to be remote based upon the Company’s requirement that guaranteed obligations be investment grade prior to the provision of credit enhancement. Typically, in the case of asset-backed securities and other structured obligations, such investment grade ratings are based upon subordination, cash reserves, and other structural protections. Consequently, the Company has determined that it does not have a significant variable interest in such variable interest entities. Accordingly, these variable interest entities have not been consolidated and the disclosure requirements of FIN 46 do not apply.

In April 2003, FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 also clarifies the types of financial guarantee contracts that are included in the scope exception of SFAS No. 133 and the characteristics of a derivative that contains financing components. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. The Company is currently evaluating the effects implementing SFAS No. 149; however, the Company does not expect that its adoption will have a material effect on the Company’s financial condition and results of operations.

5. Variable Interest Entities

The Company participates in transactions which utilize variable interest entities in the ordinary course of business. The Company provides financial guaranty insurance of structured transactions backed by pools of assets of specified types, municipal obligations supported by the issuers’ ability to charge fees for specified services

XL Capital Assurance Inc. and Subsidiary
Notes to Condensed Consolidated Financial Statements
(UNAUDITED)

5. Variable Interest Entities (continued)

or projects, and corporate risk obligations including essential infrastructure projects and obligations backed by receivables from future sales of commodities and other specified services. The obligations related to these transactions are often securitized through off-balance sheet variable interest entities. In synthetic transactions, the Company guarantees payment obligations of counterparties, including variable interest entities, through credit default swaps referencing asset portfolios. The Company only provides financial guaranty insurance of the senior interests of these variable interest entities that would otherwise be rated investment grade, without the Company’s credit enhancement, for fixed premiums at market rates, but does not hold any equity positions or subordinated debt in these off-balance sheet arrangements. Accordingly, the Company does not consider its participation to be a significant variable interest in the entity and therefore these variable interest entities are not consolidated.

6. Tax Sharing Agreement

The Company’s U.S. Federal income tax return is consolidated with XLA and its subsidiaries. XLA maintains a tax sharing agreement with its subsidiaries, whereby the consolidated U.S. Federal income tax liability is allocated among affiliates in the ratio that each affiliate’s separate return liability bears to the sum of the separate return liabilities of all affiliates that are members of the consolidated group. In addition, a complementary method is used which results in reimbursement by profitable affiliates to loss affiliates for tax benefits generated by loss affiliates. At June 30, 2003 and December 31, 2002, the Company had a deferred Federal income tax asset of $5,727,000 and $5,003,000, respectively. Management has concluded that the Federal tax assets are more likely than not to be realized, therefore, no valuation allowance has been provided.

7. Facultative Quota Share Reinsurance Treaty

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Financial Assurance Ltd. (“XLFA”), a Bermuda financial guaranty insurer, which is 86.8% owned by XL Insurance. The remaining 13.2% is owned by Financial Security Assurance Holdings Ltd., an unrelated company. The Treaty was amended and restated on June 22, 2001. Under the terms of this agreement, XLFA agrees to reinsure up to 90% of the Company’s acceptable risks. The Company is allowed a 30% ceding commission on premiums written ceded under the terms of the Treaty.

XL Insurance entered into a reinsurance agreement dated October 6, 1999 with the Company, that unconditionally and irrevocably guarantees the full and complete performance of all obligations of XLFA to the Company under the above described Facultative Quota Share Reinsurance Treaty. In connection with the amendment and restatement of the Treaty, XL Insurance entered into another reinsurance agreement guarantee on June 22, 2001.

The Company entered into a Facultative Master Certificate (the “XL Re Treaty”) with XL RE AM, a New York insurance corporation with Administrative Offices in Stamford, Connecticut and the direct parent of the Company. The XL Re Treaty is effective as of November 1, 2002. Under the terms of the XL Re Treaty, XL RE AM agrees automatically to reinsure risk assumed by the Company under financial guaranty insurance policies up to the amount necessary for the Company to comply with single risk limitations set forth in Section 6904(d) of the New York Insurance Laws. The reinsurance provided by XL RE AM may be on an excess of loss or quota share basis. The Company is allowed a 30% ceding commission on premiums written ceded under the terms of the XL Re Treaty.